UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Venture Lending & Leasing V, Inc.

Address of Principal Business Office: 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028

Telephone Number (including area code): (650) 234-4300

File Number under the Securities Exchange Act of 1934: 814-00731

The company’s basis for filing this notification of withdrawal is that the company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of Portola Valley and the state of California on the day of August 7, 2014.

Venture Lending & Leasing V, Inc. (Name of Company)

Signature: /s/ Maurice C. Werdegar (Name of officer signing on behalf of the company)

President and Chief Executive Officer (Title)

Attest:	/s/ Martin D. Eng
(Name)

Vice President, Chief Financial Officer and Secretary
(Title)